UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of October 2004

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                            Yes |_|           No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

   The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 12 October 2004 announcing extraordinary shareholders' meeting

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[LOGO] QUINENCO S.A.

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman
Investor Relations Manager
Quinenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

              QUINENCO TO HOLD EXTRAORDINARY SHAREHOLDERS' MEETING

October 12 2004 - Santiago, Chile. Quinenco S.A. (LQ:NYSE) reported to the Chilean Superintendency of Securities and Insurance (SVS) today that the Board of Directors have called an extraordinary shareholders' meeting for November 5, 2004.

The purpose of the shareholders' meeting will be to reduce the number of directors of the company from the present nine to seven. Since this requires a modification of the company's by-laws, in order to facilitate the change, the Board of Directors as a whole will resign their respective positions at the extraordinary shareholders' meeting and a new board will be elected at that time. The record date for ADR shareholders has been set for October 19, 2004.

Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications and manufacturing.

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

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    QUINENCO S.A.


                                        By: s/s Luis Fernando Antunez
                                        ----------------------------------------

                                        Name:  Luis Fernando Antunez
                                        Title: Authorized Representative

Dated: October 12, 2004